Exhibit (d)(2)

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [●], 2021 (this “Agreement”), is entered into by and between Supernus Pharmaceuticals, Inc., a Delaware corporation (“Parent”), and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company (the “Rights Agent”).

RECITALS

WHEREAS, Parent, Supernus Reef, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Adamas Pharmaceuticals, Inc,, a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger dated as of October 10, 2021 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Purchaser (a) has agreed to commence a tender offer (as it may be extended and amended from time to time as permitted under the Merger Agreement, the “Offer”) to acquire all of the outstanding shares of the common stock, par value $0.001 per share, of the Company (“Shares”) and (b) following the consummation of the Offer, will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, in accordance with Section 251(h) of the DGCL and on the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, pursuant to the Merger Agreement, (a) in each of the Offer and the Merger, Parent has agreed to provide to the holders of Shares (other than holders of Excluded Shares and Dissenting Shares) that are outstanding as of immediately prior to the Effective Time and (b) in the Merger, Parent has agreed to provide to holders of Company Options that have an exercise price per Share that is less than the Cash Amount and holders of Company RSU Awards, in each case, that are outstanding as of immediately prior to the Effective Time (such Company Options and the Company RSU Awards, collectively, the “Covered Equity Awards”), in the case of each of clauses (a) and (b), the right to receive two (2) contingent cash payments, one (1) with respect to Milestone 2024 and one (1) with respect to Milestone 2025, as hereinafter described.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and the Rights Agent agree, for the equal and proportionate benefit of all Holders, as follows:

1.	DEFINITIONS

1.1.           Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Acting Holders” means, at the time of determination, Holders of at least 10% of the outstanding CVRs as set forth on the CVR Register.

“Assignee” has the meaning set forth in Section 7.3.

“Change of Control” means (a) a sale or other disposition of all or substantially all of the assets of Parent on a consolidated basis (other than to any Subsidiary (direct or indirect) of Parent), (b) a merger or consolidation involving Parent in which Parent is not the surviving entity, (c) any other transaction involving Parent in which Parent is the surviving or continuing entity but in which the stockholders of Parent immediately prior to such transaction own less than 50% of Parent’s voting power immediately after the transaction or (d) any Disposition of Parent’s or its Subsidiaries’ respective rights in and to a Product to a third-party.

“Covered Equity Awards” has the meaning set forth in the Recitals.

“Covered Milestone Payments” has the meaning set forth in Section 2.4(f).

“CVRs” means the rights of Holders to receive contingent cash payments with respect to Milestone 2024 and Milestone 2025 pursuant to the Merger Agreement and this Agreement.

“CVR Register” has the meaning set forth in Section 2.3(b).

“Diligent Efforts” means, with respect to a particular task or obligation, the efforts required to carry out such task in a good faith, diligent and sustained manner without undue interruption, pause or delay and expenditure of resources that is consistent with commercially reasonable practices, in each case which level is at least commensurate with the level of efforts that a pharmaceutical company of comparable size and resources as those of Parent and its Affiliates would devote to a product, taking into account issues of safety and efficacy, product profile, the competitiveness of other products in development and in the marketplace, the proprietary position of the Product (including with respect to patent or regulatory exclusivity), the regulatory structure involved, the profitability of the Product (including pricing and reimbursement but excluding, in respect of the Product, the obligation to make Milestone Payments under this Agreement), market potential, and other relevant technical, legal, scientific or medical factors.

“Disposition” means any, direct or indirect, sale or swap of assets or other rights, merger, reorganization, joint venture, lease, exclusive license (or another licensing arrangement or arrangements involving Intellectual Property that operate to transfer a substantial portion of the value of such Intellectual Property) or any other transaction or arrangement or series of related transactions or arrangements entered into by Parent or any of its Subsidiaries (including the Surviving Corporation) to sell, transfer, convey, lease, exclusively license (or license pursuant to another licensing arrangement or arrangements involving Intellectual Property that operate to transfer a substantial portion of the value of such Intellectual Property) or otherwise dispose of its or their respective rights in and to the applicable assets.

“DTC” means The Depository Trust Company or any successor thereto.

“Event of Default” has the meaning set forth in Section 6.1.

“Fiscal Quarter” means a fiscal quarter of any fiscal year.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“ICC” has the meaning set forth in Section 7.6.

“Milestone 2024” means the first occurrence of the achievement of aggregate worldwide Net Sales of the Product in excess of $150,000,000 during a Rolling Period ending on or before December 31, 2024. For the avoidance of doubt, Milestone 2024 may only be achieved one time, regardless of the number of times such Milestone 2024 is achieved during the term of this Agreement.

“Milestone 2025” means the first occurrence of the achievement of aggregate worldwide Net Sales of the Product in excess of $225,000,000 during a Rolling Period ending on or before December 31, 2025.

For the avoidance of doubt, Milestone 2025 may only be achieved one time, regardless of the number of times such Milestone 2025 achieved during the term of this Agreement.

“Milestones” means Milestone 2024 and Milestone 2025.

“Milestone Notice” has the meaning set forth in Section 2.4(a).

“Milestone Payment” means $0.50 with respect to Milestone 2024 and $0.50 with respect to Milestone 2025.

“Milestone Payment Amount” means, for a given Holder, the product of (a) the applicable Milestone Payment and (b) the number of CVRs with respect to such applicable Milestone held by such Holder as reflected on the CVR Register as of the close of business on the date of the Milestone Notice.

“Net Sales” means:

(a)              the gross amount invoiced by or on behalf of the relevant Selling Entity for the Product sold to third parties, less the Permitted Deductions to the extent actually taken or incurred and separately accounted for in the invoice with respect to such sale, all calculated on an accrual basis, as determined in accordance with the applicable Selling Entity’s usual and customary accounting methods consistent with the treatment of other branded prescription products commercialized by the applicable Selling Entity, which shall be in accordance with GAAP as of the applicable time;

(b)              in the case of any sale of the Product between or among the Company, its Affiliates and Sublicensees, for resale, Net Sales shall be calculated as above only on the value charged or invoiced on the first bona fide arm’s-length sale thereafter to a third party;

(c)              for the avoidance of doubt, in the case of any sale of the Product between or among the Company, its Affiliates and Sublicensees where such Affiliate or Sublicensee is an end-user of, and does not further sell, the Product, Net Sales shall be calculated on the value charged or invoiced to such Affiliate or Sublicensee;

(d)              in the case of any sale for value other than exclusively for money (but excluding any compassionate use, early access, indigent patient and patient assistance or discount programs) on bona fide arm’s length terms (which has the effect of reducing the invoiced amount below what it would have been in the absence of such non-monetary consideration), Net Sales shall be calculated at the average Net Sales price charged to third parties for cash sales of the Product in the jurisdiction of sale during the relevant reporting period unless such sales in the jurisdiction during the relevant period were only de minimis cash sales, in which case at the fair market value as determined by comparable markets;

(e)              all Net Sales shall be computed in Dollars, and where any Net Sales are calculated in a currency other than Dollars, they shall be translated into Dollars in accordance with GAAP; and

(f)               for clarity, no deductions will be made for sales commissions.

Despite the foregoing, in the event that (x) Parent or any Subsidiary of Parent (including the Surviving Corporation), directly or indirectly, by a sale or swap of assets or other rights, merger, reorganization, joint venture, lease, license or any other transaction or arrangement, sells, transfers, conveys, licenses or otherwise disposes of their respective rights in and to the Product that would generate Net Sales after the Closing Date and prior to December 31, 2025 and (y) such transaction or arrangement does not constitute a Change of Control, then the total fair market value of all cash, securities and other property paid or payable, directly or indirectly, by a purchaser to Parent or its Subsidiaries in connection with such transaction or arrangement shall be included in Net Sales.

“Net Sales Statement” means a written statement of Parent, certified by the chief financial officer of Parent, setting forth in reasonable detail the calculation of Net Sales for each Rolling Period that is associated with the potential attainment of a Milestone, which shall include (a) an itemized calculation of the gross amounts invoiced by the Selling Entities for the Product sold to third parties, (b) an itemized calculation of the Permitted Deductions, and (c) to the extent that sales for the Product are recorded in currencies other than United States dollars, the exchange rates used for conversion of such foreign currency into United States dollars. The Net Sales Statement shall be calculated in accordance with GAAP and shall be derived from the financial statements of Parent.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Permitted Deductions” means:

(a)              customary trade, cash and quantity discounts given to customers;

(b)              amounts repaid, reimbursed or credited by reasons of defects, recalls, withdrawals, returns, rebates or allowances of goods or because of retroactive price reductions or billing corrections specifically identifiable to the Product;

(c)              chargebacks, discounts, co-payment assistance programs for patients with commercial insurance, credits, rebates (or the equivalent thereof) and other amounts paid on sale of the Product, including such payments mandated by programs of a Governmental Body;

(d)              government-mandated rebates, credits and adjustments paid or deducted; and

(e)               reasonable, customary and separately itemized and invoiced freight, shipping, insurance and other transportation expenses, if borne by the applicable Selling Entity without reimbursement from any third party.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by DTC; (e) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or (f) as provided in Section 2.6.

“Product” means (a) GOCOVRI (amantadine), (b) any pharmaceutical preparation sold under NDA No. 208944 (or its foreign equivalents), and (c) any pharmaceutical preparation sold under an approval that references or relies in whole or in part on the clinical data submitted in support of NDA No. 208944 (or its foreign equivalents), except that “Product” shall not include any pharmaceutical preparation approved pursuant to 21 U.S.C. § 355(j) in reliance in whole or in part on NDA No. 208944 (or through reference to the clinical data submitted in support of NDA No. 208944) unless such pharmaceutical preparation is licensed, manufactured or authorized by any Selling Entity, or purchased through a supply chain or sold through a distribution chain that includes any Selling Entity.

“Rights Agent” means the Rights Agent named in the preamble of this Agreement, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Rolling Period” means, as of the date that is one (1) day after the end of the applicable Fiscal Quarter, the four Fiscal Quarters immediately preceding such date.

“Selling Entity” means Parent, any Assignee, and each of their controlled Affiliates (including, from and after the Effective Time, the Company) and Sublicensees.

“Sublicensee” shall mean an authorized or permitted licensee or sublicensee of rights to the Product.

1.2.           Rules of Construction. For purposes of this Agreement, the parties hereto agree that: (a) whenever the context requires, the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders; (c) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”; (d) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation;” (e) the meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders; (f) where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires; (g) a reference to any specific Law or to any provision of any Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto; (h) references to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented; (i) they have been represented by legal counsel during the negotiation and execution and delivery of this Agreement and therefore waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document; and (j) the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”) unless the subjects of the conjunction are mutually exclusive. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement. All references to “Dollars” or “$” are to United States Dollars, unless expressly stated otherwise.

2.	CONTINGENT VALUE RIGHTS

2.1.           CVRs. The CVRs represent the contractual rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement. The initial Holders shall be determined pursuant to the terms of the Merger Agreement and this Agreement, and a list of the initial Holders shall be furnished to the Rights Agent by or on behalf of Parent in accordance with Section 4.1 hereof.

2.2.           Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any such sale, assignment, transfer, pledge, encumbrance or disposition of a CVR that is not a Permitted Transfer shall be null and void.

2.3.           No Certificate; Registration; Registration of Transfer; Change of Address.

(a)               The CVRs shall not be evidenced by a certificate or other instrument.

(b)               The Rights Agent shall keep a register (the “CVR Register”) for the purpose of identifying the Holders of CVRs, registering CVRs and Permitted Transfers of CVRs as herein provided. The CVR Register will initially show one position for Cede & Co. representing all of the CVRs that are issued to the holders of Shares held by DTC on behalf of the street holders of the Shares tendered by such holders in the Offer or held by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders or DTC participants with respect to transfers of CVRs. With respect to any payments to be made under Section 2.4, the Rights Agent will accomplish the payment to any former street name holders of the Shares by sending a lump payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders. In the case of CVRs to be received by the holders of Covered Equity Awards pursuant to the Merger Agreement, such CVRs shall initially be registered in the name and address of the holder of such Covered Equity Awards as set forth in the records of the Company at the Effective Time and in a denomination equal to the number of shares of Company Common Stock subject to such Covered Equity Awards cancelled in connection with the Merger.

(c)               Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer the CVRs must be in writing and accompanied by a written instrument of transfer and other documentation reasonably requested by the Rights Agent in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, as applicable, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register and notify the Parent of the same. No service charge shall be made for any registration of transfer of a CVR, but Parent and the Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent and shall entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid unless and until registered in the CVR Register.

(d)              A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written request, the Rights Agent is hereby authorized to, and shall promptly, record the change of address in the CVR Register.

2.4.             Payment Procedures.

(a)              In the event that a Milestone is attained or there is an Event of Default that is subject to Section 6.2, then, in each case, (x) on a date that is within sixty (60) days following the last day of such Fiscal Quarter in which such Milestone is attained or (y) solely, in the case Section 6.2, promptly following the Event of Default, Parent shall deliver to the Rights Agent (i) a written notice (the “Milestone Notice”) indicating which Milestone was attained (or indicating both Milestones were attained) and an Officer’s Certificate certifying the date of such achievement(s) and (ii) cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, equal to the aggregate amount necessary to pay the applicable Milestone Payment Amount to all Holders pursuant to Section 4.2, along with any letter of instruction reasonably required by the Rights Agent.

(b)              The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of a Milestone Notice and cash, by wire transfer of immediately available funds, equal to the aggregate amount necessary to pay the applicable Milestone Payment Amount to all Holders pursuant to Section 4.2 as well as any letter of instruction reasonably required by the Rights Agent, send each Holder at its registered address a copy of such Milestone Notice. If a Milestone Payment is payable to the Holders, then at the time the Rights Agent sends a copy of the Milestone Notice to the Holders, the Rights Agent shall also pay the Milestone Payment Amount to each of the Holders in accordance with the corresponding letter of instruction (i) by check mailed to the address of such Holder reflected in the CVR Register as of 5:00 p.m. Eastern Time on the date of the Milestone Notice or (ii) with respect to any such Holder that is due an amount in excess of $100,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of the Milestone Notice, by wire transfer of immediately available funds to the account specified on such instructions.

(c)               Parent shall be entitled to deduct or withhold, or cause the Rights Agent to deduct or withhold, from any payments made pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code, the U.S. Treasury Regulations thereunder, or any other applicable Tax Law, as may be determined by Parent and communicated to the Rights Agent in writing. Prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Holder (other than ordinary course payroll withholding and reporting on the Covered Milestone Payments) Parent shall instruct the Rights Agent to solicit from such Holder an IRS Form W-9 or other applicable Tax form within a reasonable amount of time in order to provide the opportunity for the Holder to provide any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such withholding amounts. To the extent any such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement and the Merger Agreement as having been paid to the Holder to whom such amounts would otherwise have been paid, and, to the extent required by applicable Law, Parent shall deliver (or shall cause the Rights Agent to deliver) to the Holder to whom such amounts would otherwise have been paid an IRS Form 1099, an IRS Form W-2 or other reasonably acceptable evidence of such withholding. To the extent such amounts are so deducted or withheld from the Covered Milestone Payments, the Rights Agent shall, as soon as reasonably practicable, deliver such amounts to Parent for the purposes of remitting such amounts to the IRS. In no event shall the Rights Agent have any duty, obligation or responsibility for wage or Form W-2 reporting with respect to Milestone Payments (including Covered Milestone Payments) made to the Holders.

(d)              If any funds delivered to the Rights Agent for payment to Holders as Milestone Payment Amounts remain undistributed to the Holders on the date that is twelve (12) months after the date of the applicable Milestone Notice, Parent shall be entitled to require the Rights Agent to deliver to Parent or its designee any funds which had been made available to the Rights Agent in connection with such Milestone Payment Amounts and not disbursed to the Holders (including, all interest and other income received by the Rights Agent in respect of all funds made available to it), and, thereafter, such Holders shall be entitled to look to Parent (subject to abandoned property, escheat and other similar Laws) only as general unsecured creditors thereof with respect to the Milestone Payment Amounts that may be payable.

(e)              Neither Parent, the Rights Agent nor any of their Affiliates shall be liable to any Holder for any Milestone Payment Amounts delivered to a public official pursuant to any abandoned property, escheat or other similar Laws. If, despite Parent’s and the Rights Agent’s commercially reasonable efforts to deliver a Milestone Payment Amount to the applicable Holder, such Milestone Payment Amount has not been paid immediately prior to the date on which such Milestone Payment Amount would otherwise escheat to or become property of any Governmental Body, such Milestone Payment Amount shall become, to the extent permitted by applicable Laws, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Parent.

(f)               Except to the extent any portion of any Milestone Payment Amount is required to be treated as imputed interest pursuant to applicable Law, the parties hereto intend to treat (i) the CVRs received with respect to the Shares pursuant to the Merger Agreement for all U.S. federal and applicable state and local income Tax purposes as additional consideration paid at the Effective Time for the Shares pursuant to the Merger Agreement, (ii) any Milestone Payment Amounts received in respect of such CVRs as amounts realized on the disposition of the CVRs with respect to Milestone 2024 or Milestone 2025, as applicable, and (iii) Milestone Payment Amounts paid in respect of CVRs received with respect to Covered Equity Awards pursuant to the Merger Agreement (the “Covered Milestone Payments”), for all U.S. federal and applicable state and local income Tax purposes, as wages in the year in which the applicable Milestone Payment Amount is made. Notwithstanding the foregoing, Parent may, and may cause the Surviving Corporation to, report imputed interest on the CVRs and Milestone Payment Amounts pursuant to Section 483 of the Code.

2.5.             No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a)              The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

(b)              The CVRs shall not represent any equity or ownership interest in Parent or in any constituent company to the Merger or any of their respective Subsidiaries or Affiliates.

(c)              Neither Parent and its directors and officers nor Purchaser and its directors and officers will be deemed to have any fiduciary or similar duties to any Holders by virtue of this Agreement or the CVRs.

2.6.             Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in such Holder’s CVRs by transferring such CVRs to Parent or any of its Affiliates without consideration therefor, which a Holder may effect via delivery of a written abandonment notice to Parent. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Article 5 and Article 6.

3.	THE RIGHTS AGENT

3.1.             Certain Duties and Responsibilities. Prior to the occurrence of an Event of Default, and after the curing or waiving of all such Events of Default which may have occurred, the Rights Agent shall not have any liability for any actions taken, suffered or omitted to be taken in connection with this Agreement, except to the extent of its gross negligence, bad faith or willful or intentional misconduct. If an Event of Default has occurred (which has not been cured or waived), the Rights Agent shall exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in their exercise, as a reasonably prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

3.2.             Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a)              the Rights Agent may rely and shall be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b)              whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of gross negligence, bad faith or willful or intentional misconduct on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c)              the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection and shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d)              in the event of litigation, the Rights Agent may engage and consult with regulatory experts, drug development experts and other experts and third parties that it, in its sole and absolute discretion, deems appropriate or necessary to enable it to discharge its duties hereunder;

(e)              the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(f)               the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(g)              the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(h)              the Rights Agent shall have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Parent); nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(i)               Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable out-of-pocket costs and expenses of defending Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct;

(j)               The Rights Agent shall not be liable for consequential damages under any provision of this Agreement or for any consequential damages arising out of any act or failure to act hereunder in the absence of gross negligence, bad faith or willful or intentional misconduct on its part;

(k)              Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as set forth in the Fee Proposal dated October 6, 2021, and (ii) to reimburse the Rights Agent for all Taxes and governmental charges, reasonable out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)). The Rights Agent shall also be entitled to reimbursement from Parent for all reasonable, documented and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder; and

(l)               No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

3.3.             Resignation and Removal; Appointment of Successor.

(a)              The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation shall take effect, which notice shall be sent at least sixty (60) days prior to the date so specified but in no event shall such resignation become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Parent has the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect but no such removal shall become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Notice of such removal shall be given by Parent to the Rights Agent, which notice shall be sent at least sixty (60) days prior to the date so specified.

(b)              If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Parent shall, as soon as is reasonably practicable, appoint a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. Notwithstanding the foregoing, if Parent shall fail to make such appointment within a period of sixty (60) days after giving notice of such removal or after it has received notice in writing (in accordance with the provisions hereof) of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c)              Parent shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be mailed at the expense of Parent. Failure to give any notice provided for in this Section 3.3, however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

(d)              The Rights Agent will cooperate with Parent and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

3.4.             Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers, trusts and duties of the retiring Rights Agent.

4.	COVENANTS

4.1.             List of Holders. Parent or the Surviving Corporation shall furnish or cause to be furnished to the Rights Agent, in a form reasonably satisfactory to the Rights Agent, and received from Parent’s Depository Agent in the Offer, Parent’s Paying Agent in the Merger, and in the case of Holders who held Covered Equity Awards, the Company, the names and addresses of the Holders of such securities within thirty (30) days after the Effective Time.

4.2.             Payment of Milestone Payments. If a Milestone has been achieved in accordance with this Agreement, Parent shall, promptly (but in any event no later than five (5) Business Days) following the delivery of the Milestone Notice, deposit with the Rights Agent, for payment to the Holders in accordance with Section 2.4, the aggregate amount necessary to pay the Milestone Payment Amounts to all Holders. For the avoidance of doubt, the maximum aggregate potential amount payable under this Agreement shall be (i) $0.50 with respect to Milestone 2024 and (ii) $0.50 with respect to Milestone 2025.

4.3.             Books and Records. Parent shall, and shall cause its subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to determine the amounts payable hereunder (including books and records in sufficient detail to enable the calculation of Net Sales in any applicable Rolling Period).

4.4.             Further Assurances. Parent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

4.5.             Diligent Efforts. Commencing upon the Closing, Parent shall, and shall cause its Affiliates and any Sublicensees to, use Diligent Efforts to achieve each Milestone; provided, that the use of Diligent Efforts does not guarantee that Parent will achieve any Milestone. Without limiting the foregoing, neither Parent nor any of its Affiliates shall act in bad faith for the purpose of avoiding achievement of the Milestone or the payment of the Milestone Payment or Milestone Payment Amounts. As of the date hereof, Parent acknowledges and agrees that there is no restriction applicable to it pursuant to applicable Law or Contract that would prohibit or materially interfere with Parent’s Diligent Efforts to achieve each Milestone (any such prohibition or material interface a, “Prohibition”). However, in the event that a Prohibition arises and the circumstances or facts giving rise to such Prohibition which were known by (or should have known by) Parent or were reasonably foreseeable, then Parent will be deemed to be in material default of this Section 4.5 (a “Specified Default”).

4.6.             Audit Rights. If a Milestone has not been attained by the expiry of such Milestone, Parent shall deliver to the Rights Agent, on a date that is within sixty (60) days following the last day of such Fiscal Quarter in which such Milestone expires, a written notice (the “Expiry Notice”) indicating which Milestone was not attained and an Officer’s Certificate certifying that such Milestone was not attained and is not payable to the Holders of such CVR. Until December 31, 2027, (i) once after such time as Milestone 2024 expires and Parent has delivered an Expiry Notice with respect thereto and (ii) once after such time as Milestone 2025 expires and Parent has delivered an Expiry Notice with respect thereto, upon reasonable advance written notice from the Acting Holders, Parent shall permit one (1) independent certified public accounting firm of nationally recognized standing selected by such Acting Holders and reasonably acceptable to Parent (the “Independent Accountant”) to have access at reasonable times during normal business hours to the books and records of Parent and its Affiliates as may be reasonably necessary to evaluate and verify Parent’s calculation of Net Sales hereunder, including the Net Sales Statements; provided that (x) such Acting Holders (and the Independent Accountant) enter into customary confidentiality agreements reasonably satisfactory to Parent with respect to the confidential information of Parent or its Affiliates to be furnished pursuant to this Section 4.6 and (y) such access does not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates. The Independent Accountant shall provide Parent with a copy of all disclosures made to the Acting Holders. Parent shall not enter into any transaction constituting a Change of Control unless such agreement contains provisions that would permit such Independent Accountant with such access to the records of the other party in such Change of Control, if and to the extent as are reasonably necessary to ensure compliance with this Section 4.6. The audit rights set forth in this Section 4.6 may not be exercised by the Acting Holders more than twice during the pendency of this Agreement, in accordance with the first sentence of this Section 4.6.

4.7.             Net Sales Statements. Within sixty (60) days of the end of each Fiscal Quarter, Parent shall have compiled a Net Sales Statement for the Rolling Period ending on the last day of such Fiscal Quarter. Parent shall keep each such Net Sales Statement in its books and records.

4.8.             Change of Control. In the event that Parent desires to consummate a Change of Control prior to December 31, 2025, Parent or the Surviving Corporation, as applicable depending upon the structure of the Change of Control, will cause the Person acquiring Parent to assume Parent’s and the Surviving Corporation’s (as applicable depending upon the structure of the Change of Control) obligations, duties and covenants under this Agreement. No later than five (5) Business Days prior to the consummation of any Change of Control, Parent will deliver to the Rights Agent an Officer’s Certificate, stating that such Change of Control complies with this Section 4.8 and that all conditions precedent herein relating to such transaction have been complied with.

5.	AMENDMENTS

5.1.             Amendments without Consent of Holders.

(a)                Without the consent of any Holders or the Rights Agent, Parent at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i)                 to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

(ii)               to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent shall consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii)             to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein or in the Merger Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv)              as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act, any applicable state securities or “blue sky” laws or any laws outside the United States;

(v)                to evidence the assignment of this Agreement by Parent as provided in Section 7.3; or

(vi)              any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.

(b)                Without the consent of any Holders, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments thereto to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 7.4 or to transfer CVRs to Parent pursuant to Section 2.6.

(c)                Promptly after the execution by Parent and/or the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.2.             Amendments with Consent of Holders.

(a)                Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of any Holder), with the consent of the Holders of not less than a majority of the outstanding CVRs as set forth in the CVR Register (the “Majority Holders”), whether evidenced in writing or taken at a meeting of the Holders, Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.

(b)                Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.3.             Execution of Amendments. Prior to executing any amendment permitted by this Article 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, powers, trusts or duties under this Agreement or otherwise.

5.4.             Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

6.	REMEDIES OF THE HOLDERS

6.1.             Event of Default. An “Event of Default” with respect to the CVRs, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Body):

(a)                default in the payment by Parent pursuant to the terms of this Agreement of all or any part of the Milestone Payment Amount after a period of ten (10) Business Days after the Milestone Payment Amount shall become due and payable;

(b)                material default in the performance, or breach in any material respect, of any covenant or warranty of Parent hereunder (other than a default in whose performance or whose breach is elsewhere in this Section 6.1 specifically dealt with), and continuance of such default or breach for a period of ninety (90) days after a written notice specifying such default or breach and requiring it to be remedied is given, which written notice states that it is a “Notice of Default” hereunder and is sent by registered or certified mail to Parent by the Rights Agent or to Parent and the Rights Agent by the Acting Holders; or

(c)                the occurrence of a Specified Default.

Subject to Section 6.2, if an Event of Default described above occurs and is continuing (and has not been cured or waived), then, and in each and every such case, (i) the Rights Agent by notice in writing to Parent or (ii) the Rights Agent upon the written request of the Acting Holders by notice in writing to Parent (and to the Rights Agent if given by the Acting Holders), shall commence a legal proceeding to protect the rights of the Holders, including to obtain damages or payment for any amounts then due and payable.

The foregoing provisions of this Section 6.1, however, are subject to the condition that if, at any time after the Rights Agent shall have commenced such proceeding, and before any award shall have been obtained, Parent shall pay or shall deposit with the Rights Agent a sum sufficient to pay all amounts which shall have become due and such amount as shall be sufficient to cover reasonable compensation to the Rights Agent, its agents, attorneys and counsel, and all Events of Default under this Agreement shall have been cured, waived or otherwise remedied as provided herein, then and in every such case the Acting Holders, by written notice to Parent and to the Rights Agent, may waive all defaults that are the subject of such proceeding, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default.

6.2.             Specified Defaults/Payment Due. In the event an Event of Default set forth in Section 6.1(c) occurs, then each Milestone that has not been attained shall be, without any further action by any Person, deemed to have been attained for all purposes under this Agreement.

6.3.             Enforcement. If an Event of Default has occurred, has not been waived and is continuing, the Rights Agent may in its discretion proceed to protect and enforce the rights vested in it by this Agreement by commencing a legal proceeding in accordance with Section 7.6.

6.4.             Limitations on Suits by Holders. Subject to the last sentence of this Section 6.4, no Holder of any CVR shall have any right under this Agreement to commence proceedings under or with respect to this Agreement, or for the appointment of a Rights Agent, receiver, liquidator, custodian or other similar official, for any other remedy hereunder, unless (i) such Holder previously shall have given to the Rights Agent written notice of default, (ii) the Acting Holders shall have made written request upon the Rights Agent to commence such proceeding in its own name as Rights Agent hereunder and shall have offered to the Rights Agent such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby and (iii) the Rights Agent for fifteen (15) days after its receipt of such notice, request and offer of indemnity shall have failed to commence any such proceeding and no direction inconsistent with such written request shall have been given to the Rights Agent pursuant to Section 6.5. Notwithstanding any other provision in this Agreement, the right of any Holder of any CVR to receive payment of the amounts that a Milestone Notice indicates are payable in respect of such CVR on or after the applicable due date, or to commence proceedings for the enforcement of any such payment on or after such due date, shall not be impaired or affected without the consent of such Holder.

6.5.             Control by Acting Holders. Subject to the last sentence of this Section 6.5, the Acting Holders shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Rights Agent under this Agreement, or exercising any power conferred on the Rights Agent by this Agreement; provided that such direction shall not be otherwise than in accordance with Law and the provisions of this Agreement; provided, further that (subject to the provisions of Section 3.1) the Rights Agent shall have the right to decline to follow any such direction if the Rights Agent, being advised by counsel, shall determine that the action or proceeding so directed may not lawfully be taken or if the Rights Agent (acting in good faith through its board of directors, the executive committee, or a committee of directors of the Rights Agent) shall determine that the action or proceedings so directed would involve the Rights Agent in personal liability or if the Rights Agent in good faith shall so determine that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders not joining in the giving of said direction. Nothing in this Agreement shall impair the right of the Rights Agent in its discretion to take any action deemed proper by the Rights Agent and which is not inconsistent with such direction or directions by the Acting Holders.

7.	OTHER PROVISIONS OF GENERAL APPLICATION

7.1.             Notices to the Rights Agent and Parent. Any notice or other communication required or permitted to be delivered to Parent or the Rights Agent under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) Business Days after being sent by registered mail or by courier or express delivery service, (c) if sent by email transmission prior to 5:00 p.m. recipient’s local time, upon transmission thereof (provided that no bounceback or similar “undeliverable” message is received by such sender) or (d) if sent by email transmission after 5:00 p.m. recipient’s local time, the Business Day following the date of transmission (provided that no bounceback or similar “undeliverable” message is received by such sender); provided that in each case the notice or other communication is sent to the physical address or email address, as applicable, set forth beneath the name of such party below (or to such other physical address or email address as such party shall have specified in a written notice given to the other party):

If to the Rights Agent:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, New York 11219

Attn:	Relationship Management

With a copy to:

American Stock Transfer & Trust Company, LLC

48 Wall Street, 22nd Floor

New York, New York 10005

Attn:	Legal Department
Email:	legalteamAST@astfinancial.com

if to Parent:

Supernus Pharmaceuticals, Inc.
9715 Key West Ave
Rockville MD, 20850

Attention:	Jack A. Khattar
Email:	jkhattar@supernus.com

with a copy to (which shall not constitute notice):

Saul Ewing Arnstein & Lehr LLP
1919 Pennsylvania Avenue, N.W., Suite 550
Washington, DC 20006-3434

Attention:	Mark I. Gruhin
Facsimile:	(202) 295-6719
Email:	mark.gruhin@saul.com

The Rights Agent or Parent may specify a different address, facsimile number or email address by giving notice in accordance with this Section 7.1.

7.2.             Notice to Holders. Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

7.3.             Parent Successors and Assigns. Parent may assign, in its sole discretion and without the consent of any other Person, any or all of its rights, interests and obligations hereunder (i) to one or more direct or indirect wholly-owned subsidiaries of Parent, (ii) to any purchaser, licensee or sublicensee of substantial rights to the Product that is a company in the pharmaceutical industry or (iii) otherwise with the prior written consent of the Acting Holders, to any other person (each, an “Assignee”); provided that the Assignee agrees to assume and be bound by all of the terms and conditions of this Agreement. Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees which agree to assume and be bound by all of the terms and conditions of this Agreement; provided, however, that in connection with any assignment to an Assignee pursuant to clause (i) of the first sentence of this Section 7.3 if the Assignee does not have net assets of at least $500,000,000 as shown on its most recently prepared financial statements, and clause (ii) of the first sentence of this Section 7.3, the assignor shall agree to remain liable for the performance by the Assignee of all duties, covenants, agreements and obligations of Parent hereunder, with such Assignee substituted for Parent under this Agreement. This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors and each Assignee. Subject to compliance with the requirements set forth in this Section 7.3 relating to assignments, this Agreement shall not restrict Parent’s, any Assignee’s or any of their respective successors’ ability to merge or consolidate with, or sell, issue, license or dispose of its stock or other equity interests or assets to, any other Person, or spin-off or split-off. Each of Parent’s successors and each Assignee shall, by a supplemental contingent consideration payment agreement or other acknowledgement executed and delivered to the Rights Agent, expressly assume the due and punctual payment of the CVRs and the due and punctual performance of every duty, obligation, agreement and covenant of this Agreement on the part of Parent to be performed or observed by Parent. The Rights Agent may not assign this Agreement without Parent’s written consent. Any attempted assignment of this Agreement or any such rights in violation of this Section 7.3 shall be void and of no effect.

7.4.             No Third Party Beneficiaries. Nothing in this Agreement, express or implied, shall give to any Person (other than Parent’s successors and Assignees, each of whom is intended to be, and is, a third party beneficiary hereunder; provided that the Holders shall be considered third party beneficiaries solely to the extent set forth in Article 6) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, Parent, Parent’s successors and Assignees, and the Holders (solely to the extent set forth in Article 6). The Holders shall have no rights except the contractual rights as are expressly set forth in this Agreement. Notwithstanding anything to the contrary contained herein, any Holder may at any time agree to renounce, in whole or in part, whether or not for consideration, such Holder’s rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable, and Parent may, in its sole discretion, at any time offer consideration to Holders in exchange for their agreement to irrevocably renounce their rights, in whole or in part, hereunder. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights. Reasonable expenditures incurred by such Acting Holders in connection with any enforcement action hereunder may be deducted from any damages or settlement obtained prior to the distribution of any remainder to Holders generally. Acting Holders acting pursuant to this provision on behalf of all Holders shall have no liability to the other Holders for such actions.

7.5.             Governing Law. This Agreement, the CVRs and all actions arising under or in connection herewith and therewith (whether sounding in contract, tort or otherwise) shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

7.6.             Jurisdiction, WAIVER OF JURY TRIAL. In any action or proceeding arising out of or relating to this Agreement or any of the matters contemplated hereby: (i) each of Parent, the Rights Agent and the Holders irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware (it being agreed that the consents to jurisdiction and venue set forth in this Section 7.6 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than Parent, the Rights Agent and the Holders); and (ii) each of Parent, the Rights Agent and the Holders irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 7.1 or Section 7.2, as applicable. Each of Parent, the Rights Agent and the Holders hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum (including, any claim based on the doctrine of forum non conveniens or any similar doctrine). Parent, the Rights Agent and the Holders agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws; provided, however, that nothing in the foregoing shall restrict any Person’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY HERETO (A) MAKES THIS WAIVER VOLUNTARILY AND (B) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 7.6.

7.7.             Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

7.8.             Termination. This Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder (other than with respect to monies due and owing by Parent to the Rights Agent), and no payments will be required to be made, upon the earliest to occur of (a) the payment by the Rights Agent to each Holder of the Milestone Payment with respect to Milestone 2024 and the Milestone Payment with respect to Milestone 2025, such amounts not to exceed an aggregate value of $1.00 (inclusive of any payments received with respect to such CVRs by the permitted transferor of each CVR held by such Holder) as reflected on the CVR Register as of the close of business on the date of the Milestone Notice, (b) the delivery of a written notice of termination duly executed by Parent and the Majority Holders, and (c) January 1, 2028.

7.9.             Obligation of Parent. Parent shall cause Purchaser, the Surviving Corporation and each Selling Entity that is controlled by Parent and its Affiliates to duly perform, satisfy and discharge each of the covenants, obligations and liabilities applicable to Purchaser, the Surviving Corporation or such Selling Entity under this Agreement, and Parent shall be jointly and severally liable with Purchaser and the Surviving Corporation for the performance and satisfaction of each of said covenants, obligations and liabilities. References to Purchaser herein apply to the Surviving Corporation from and after the Effective Time.

7.10.          Entire Agreement; Counterparts. This Agreement and the Merger Agreement constitute the entire agreement and supersede all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement govern and be controlling. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

SUPERNUS PHARMACEUTICALS, INC.

By:
Name:
Title:

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]